UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020.

Commission File Number 001-38708

APHRIA INC.
(Translation of registrant’s name into English)

98 TALBOT ST. W. LEAMINGTON, ONTARIO, N8H 1M8, CANADA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this report on Form 6-K are hereby expressly incorporated by reference into the registration statement on Form F-10 of Aphria Inc. (File No. 333-233426), as amended and supplemented, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APHRIA INC.

Date: April 14, 2020	/s/ Carl Merton Carl Merton Chief Financial Officer

INDEX TO EXHIBITS

99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended February 29, 2020 and February 28, 2019
99.2	Management’s Discussion and Analysis for the three and nine months ended February 29, 2020
99.3	Certification of Interim Filings - Full Certificate by CEO and CFO dated April 14, 2020